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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2006

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
                (Translation of registrant's name into English)

               400 GODIN AVENUE, QUEBEC, QUEBEC, CANADA G1M 2K2
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F   [X]       Form 40-F     [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                       Yes    [_]            No       [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

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On April 11, 2006,  Germain Lamonde,  President and Chief Executive Officer of
EXFO Electro-Optical Engineering Inc., a Canadian corporation, filed a Notice of Intention to Distribute Securities under Section 2.8. of MI 45-102 Resale of Securities with the various Canadian Securities Commissions and the Toronto Stock Exchange. This report on Form 6-K sets forth the Form 45-102F1 as filed
and  is  hereby   incorporated   as  a  document  by  reference  to  Form  F-3
(Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.




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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             EXFO ELECTRO-OPTICAL ENGINEERING INC.


                             By: /s/ Germain Lamonde
                                 -----------------------
                                 Name:   Germain Lamonde
                                 Title:  President and Chief Executive Officer



Date: April 11, 2006


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                                 FORM 45-102F1

       NOTICE OF INTENTION TO DISTRIBUTE SECURITIES UNDER SECTION 2.8 OF
                        MI 45-102 RESALE OF SECURITIES

REPORTING ISSUER


1.   Name of reporting issuer: EXFO ELECTRO-OPTICAL ENGINEERING INC.


SELLING SECURITY HOLDER


2.   Your name: GERMAIN LAMONDE


3. The offices or positions you hold in the reporting issuer: CHAIRMAN OF BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER


4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO


5. Number and class of securities of the reporting issuer you beneficially own:

MULTIPLE VOTING SHARES   37,900,000
SUBORDINATE VOTING SHARES  93,000

257,000 of the 37,900,000 multiple voting shares will be converted into 257,000 subordinate voting shares on the basis of one (1) to (1) share. A total of 350,000 Subordinate Voting Shares will be offered to sell on the market.

DISTRIBUTION


6. Number and class of securities you propose to sell: 350,000 SUBORDINATE VOTING SHARES


7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name. THE SECURITIES WILL BE SOLD ON THE TORONTO STOCK EXCHANGE (TSX) AND/OR THE NASDAQ.

WARNING
IT IS AN OFFENCE TO SUBMIT INFORMATION THAT, IN A MATERIAL RESPECT AND IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT IS SUBMITTED, IS MISLEADING OR UNTRUE.


CERTIFICATE

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)  the information given in this form is true and complete.


Date: April 11, 2006                            GERMAIN LAMONDE

                                                Your name

                                                /s/ Germain Lamonde

                                                Your signature